Exhibit 99.2

(An exploration stage company)

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF AURYN RESOURCES INC.

FOR THE THREE MONTHS ENDED MARCH 31, 2019

Dated: May 14, 2019

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the three months ended March 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

TABLE OF CONTENTS

HIGHLIGHTS FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND THE PERIOD UP TO MAY 14, 2019		3
1.1.	Date and forward-looking statements	4
1.1.1	Forward-looking statements and risk factors	4
1.2.1	Description of business	5
1.2.2	Committee Bay and Gibson MacQuoid projects	6
	Committee Bay	6
	Gibson MacQuoid	8
1.2.3	Peruvian projects	9
	Sombrero	9
	Huilacollo	13
	Baños del Indio	13
1.2.4	Homestake Ridge project	14
1.2.5	Qualified persons and technical disclosures	14
1.3	Selected annual financial information	16
1.4	Discussion of operations	16
1.5	Summary of quarterly results	18
1.6/1.7	Financial position and liquidity and capital resources	18
1.8	Off-balance sheet arrangements	23
1.9	Transactions with related parties	24
1.10	Subsequent events	24
1.11	Proposed transactions	24
1.12	Critical accounting estimates	24
1.13	Changes in accounting policies including initial adoption	26
1.14	Financial instruments and other instruments	26
1.15	Other requirements	28

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AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the three months ended March 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

HIGHLIGHTS FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND THE PERIOD UP TO MAY 14, 2019

Corporate highlights

●
On March 27, 2019, Auryn Resources Inc. (the “Company” or “Auryn”) completed a non-brokered private placement for gross proceeds of $5,255. The placement consisted of 3,284,375 common shares (the “Shares”) priced at CAD$1.60 per Share (the “2019 Offering”).

●
On March 26, 2019, the Company announced the appointment of Stacy Rowa as Chief Financial Officer, effective April 1, 2019, upon the resignation of Peter Rees as Chief Financial Officer and Corporate Secretary to pursue a new opportunity.

●
On February 15, 2019 the Company announced that Jeffrey Mason, CPA, CA, was appointed to its Board of Directors. Mr. Mason is a corporate and financial professional with over 25 years of experience serving public companies in the mining and mineral exploration industry.

Operational highlights

●
On April 29, 2019 the Company announced that it had gained access to drill core from 8 historical drill holes from the Fierrazo target at its Sombrero project. The historical drill holes, which totalled 988 meters of drilling, had been drilled in 2013 by a supplier of concession-holder Corporacion Aceros Arequipa S.A. (“Aceros”). The Company is currently awaiting assay results from these drill holes as previous sampling by Aceros was only completed on partial sections of these holes and was targeting iron skarn mineralization.

●
On April 3 and March 12, 2019 the Company released results from its initial surface program at the Fierrazo area within the Sombrero project. Highlights from the continuous channel sampling at the Fierrazo target include a combined width of mineralization of 232 meters of 0.55% copper equivalent1 (0.47% copper and 0.13 g/t gold) with a higher-grade internal interval of 40 meters of 1.26% copper equivalent (1.23% copper and 0.05 g/t gold). The sampling helped further validate the potential 7.5 kilometers of strike length of high-grade exoskarn targets at the Sombrero Main area, which will be the focus of Auryn’s first drill program at the project.

●
On February 19, 2019 the Company announced the results of applying machine learning to its geological datasets to aid in the targeting process at its Committee Bay project. Highlights included the generation of 12 new targets and the identification of an additional parallel shear zone located to the north of the Aiviq structure.

●
On January 7, 2019 the Company announced the identification of significant copper mineralization at Milpoc. Select grab sample results ranged from 0.1 – 8.45% copper and 0.06 – 101 g/t silver.

< Refer to the page 4 for cautionary wording concerning forward-looking information>

1 Metal price used for 2019 CuEq calculations: Au $1300/oz and Cu $3.00/lb, no adjustments for metallurgical recoveries have been made.
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AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the three months ended March 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.1.
Date and forward-looking statements

This Management Discussion and Analysis (“MD&A”) of Auryn has been prepared by management to assist the reader to assess material changes in the condensed consolidated interim financial condition and results of operations of the Company as at March 31, 2019 and for the three months then ended. This MD&A should be read in conjunction with the condensed consolidated interim financial statements of the Company and related notes thereto as at and for the three months ended March 31, 2019 and 2018. The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company’s most recent audited annual consolidated financial statements for the year ended December 31, 2018, except as outlined in note 2 of the March 31, 2019 condensed consolidated interim financial statements. All financial information has been prepared in accordance with International Financial Reporting Standards (“IFRS” or “GAAP”) and all dollar amounts presented are Canadian dollars unless otherwise stated.

The effective date of this MD&A is May 14, 2019.

1.1.1        Forward-looking statements and risk factors

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, the timing and amount of estimated future production, costs of future production, future capital expenditures, costs and timing of the development of deposits, success of exploration activities, permitting time lines, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate”, “believe”, “estimate”, “expect”, “budget”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

The statements reflect the current beliefs of the management of the Company and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Company to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to international operations; risks related to general economic conditions; actual results of current exploration activities and unanticipated reclamation expenses; fluctuations in prices of gold and other commodities; fluctuations in foreign currency exchange rates; increases in market prices of mining consumables; possible variations in mineral resources, grade or recovery rates; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in countries in which the Company operates; as well as other factors. Additional information relating to the Company and its operations is available on SEDAR at www.sedar.com and on the Company’s web site at www.aurynresources.com.

The Company’s management periodically reviews information reflected in forward-looking statements. The Company has and continues to disclose in its MD&A and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur. Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

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AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the three months ended March 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.1.1
Forward-looking statements and risk factors (continued)

The operations of the Company are speculative due to the high-risk nature of its business which is the exploration of mining properties. For a comprehensive list of the risks and uncertainties facing the Company, please see “Risk Factors” in the Company’s most recent annual information form. These are not the only risks and uncertainties that Auryn faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. These risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2018 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov. These documents are for information purposes only and not incorporated by reference in this MD&A.

1.2.1           Description of business

Auryn Resources is a technically-driven, well-financed junior exploration company focused on finding and advancing globally significant precious and base metal deposits. The Company has a portfolio approach to asset acquisition and has seven projects, including two flagships: the Committee Bay high-grade gold project in Nunavut, Canada and the Sombrero copper-gold project in southern Peru.

Auryn’s technical and management teams have an impressive track record of successfully monetizing assets for all stakeholders and local communities in which it operates. Auryn conducts itself to the highest standards of corporate governance and sustainability.

The Company was incorporated under the British Columbia Business Corporations Act on June 9, 2008 under the name Georgetown Capital Corp. Subsequently on October 15, 2013, the Company changed its name to Auryn Resources Inc. and is a reporting issuer in the provinces of British Columbia, Ontario and Alberta. The Company is listed on the Toronto Stock Exchange under the symbol AUG and effective July 17, 2017, the Company’s common shares commenced trading on the NYSE American under the US symbol AUG.

The Company’s principal business activities include the acquisition, exploration and development of resource properties. The head office and principal address of the Company are located at 1199 West Hastings Street, Suite 600, Vancouver, British Columbia, V6E 3T5.

Effective April 1, 2019, Mr. Rees resigned as Chief Financial Officer to pursue a new opportunity and the Company appointed Ms. Rowa. Ms. Rowa is a Canadian CPA, CA who has worked with Canadian and US publicly listed resource companies for the past 10 years, including the last 3 years with Auryn.

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AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the three months ended March 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.2.2
Committee Bay and Gibson MacQuoid projects

Figure 1 – regional map showing the locations of the Committee Bay and Gibson MacQuoid projects

Committee Bay

The Committee Bay Project is comprised of more than 300,000 hectares situated along the Committee Bay Greenstone Belt approximately 180 km northeast of the Meadowbank mine operated by Agnico Eagle Mines Limited and extends more than 300 km northeast.

The Committee Bay belt comprises one of a number of Archean aged greenstone belts occurring within the larger Western Churchill province of north-eastern Canada. The character and history of rock packages, and the timing and nature of mineralization occurring within the belt is considered to be equivalent to that of other significant gold bearing Archean greenstones within the Western Churchill Province, which hosts deposits such as Meadowbank, Meliadine and the newly discovered Amaruq.

Ownership

The Committee Bay project is held 100% by Auryn subject to a 1% Net Smelter Royalty (“NSR”) on the entire project and an additional 1.5% NSR on a small portion of the project. The 1.5% NSR is payable on only 7,596 hectares and is buyable within two years of the commencement of commercial production for $2,000 for each one-third (0.5%) of the NSR.

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AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the three months ended March 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.2.2
Committee Bay and Gibson MacQuoid projects (continued)

Mineral resources

High-grade gold occurrences are found throughout the 300 km strike length of the Committee Bay project with the most advanced being the Three Bluffs deposit that contains the mineral resource as listed in the table below: *(refer to NI43-101 report dated May 31, 2017 as amended October 23, 2017 filed under Auryn’s profile at www.sedar.com).

Class		Cut off grade (g/t Au)	Tonnes (t)	Gold grade (g/t Au)	Contained Au (oz)
Indicated	Near Surface	3.0	1,760,000	7.72	437,000
	Underground	4.0	310,000	8.57	86,000
			2,070,000	7.85	524,000
Inferred	Near Surface	3.0	590,000	7.56	144,000
	Underground	4.0	2,340,000	7.65	576,000
			2,930,000	7.64	720,000

Table 1: Three Bluffs indicated and inferred resource. See section 1.2.6 for cautionary language concerning mineral resources.

The Three Bluffs deposit remains open along strike and at depth. Future programs will aim to significantly expand upon the current resource.

2019 Plans – Targeting and Machine Learning at Committee Bay

As a follow up to the results from the 2018 drill program, the Company engaged Computational Geosciences Inc to implement machine learning technologies to assist in the targeting of high-grade gold mineralization at the Committee Bay project. The machine learning targeting processed the vast amount of historic and modern surface geochemical, geological, geophysical and drill data across the project to derive non-biased correlations within the dataset. The machine learning results, as press released February 19, 2019, include the following highlights:
●       A total of twelve new targets were generated, including:
➢
Two targets overlapping with Auryn’s geologist derived targets, adjacent to the Aiviq and Kalulik discoveries (Figure 2);
➢
Two targets creating east and west extensions of the Three Bluffs deposit; and,
➢
Multiple targets hidden beneath shallow lakes and glacial-fluvial cover.
●
A third structure has been identified (in addition to the Three Bluffs structure and Aiviq and Kalulik structure) with 15 kilometers of strike length.

After receiving the results of the machine learning targeting exercise, the Company has analyzed this data in conjunction with the data from the 2018 drill program to help guide the 2019 exploration plans. Due to the prior mobilization of fuel to site, the Company has more flexibility around finalizing its 2019 exploration plans and a drill decision has not been made at this point. As of the date of this MD&A, the 2019 program is expected to include surface work, at a minimum, including surface sampling and ground-based geophysics, that will focus on some of the newly identified machine learning targets as well as advancing known prospects, namely Kalulik, Aiviq and Anuri, with the plans to advance them to the drill ready stage for future programs.

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AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the three months ended March 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.2.2
Committee Bay and Gibson MacQuoid projects (continued)

Figure 2 - Shows a comparison of the geologist and machine learning derived targets from the central portion of the Committee Bay gold belt.

Gibson MacQuoid

The Gibson MacQuoid project is an early stage gold exploration project situated between the Meliadine deposit and Meadowbank mine in Nunavut, Canada. The 19 prospecting permits and 57 mineral claims that make up the project encompass approximately 120 km of strike length of the prospective greenstone belt and total 375,000 hectares collectively.

The Gibson MacQuoid Greenstone belt is one of a number of Archean aged greenstone belts located in the Western Churchill province of north-eastern Canada. These gold bearing Archean greenstone belts host deposits such as the Meadowbank, Amaruq, and Meliadine deposits. In particular, the highly magnetic signature of the Gibson MacQuoid Belt is consistent with the other productive greenstone belts in the eastern Arctic that host large-scale gold deposits.

2019 Exploration Plans

The Company does not anticipate completing a field program at Gibson MacQuoid during 2019, however the Company plans to complete a small staking program which will maintain the current areas of interest as identified in the previous years’ work programs. The prospecting permits currently in place will expire in 2020.

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AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the three months ended March 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.2.3
Peruvian projects

Sombrero

The Sombrero Project lies within the north-western most projections of the Andahuaylas-Yauri Belt of southern Peru, an emerging and increasingly important porphyry copper and skarn belt. The belt strikes NW-SE and can be traced for more than 300 kilometers of strike length hosting important copper-gold-molybdenum deposits at Las Bambas, Haquira, Los Chancas, Cotambambas, Antapacay, Tintaya and Constancia, and is thought to be a northern extension of the copper-rich belt of the same Eocene-Oligocene age that strikes broadly N-S in Chile.
The current project consists of over 120,000 hectares of mineral claims covering a number of coincident gold and copper geochemical anomalies. Figure 4 below illustrates the main Sombrero project area comprising of 65,494.7 net hectares where the Company is currently focusing its exploration work; the remainder of the concession blocks held by the Company in the region lie within approximately 80km south and east of this main project area. The land package was assembled through a series of staking campaigns and three separate option agreements detailed below. The Company recorded acquisition costs of US$0.3 million in relation to staking and other claim registration fees for 2018.

Alturas Option

On June 28, 2016, the Company entered into an option with Alturas Minerals Corp. whereby Auryn was granted the option to earn up to a 100% interest to the central area of the project referred to as Sombrero Main. Under the terms of this option, the Company may earn a 100% interest in the 6 mineral claims by completing US$2.1 million in work expenditures within a five-year period and by making a final payment of US$5.0 million. As at March 31, 2019, the Company has satisfied the cash payment requirements of the option and has incurred approximately US$1.3 million in exploration work on the project.

Mollecruz Option

On June 22, 2018, the Company acquired the rights to the Mollecruz concessions located just to the north of Sombrero Main. Under the terms of the Mollecruz Option, the Company may acquire a 100% interest in the concessions by completing US$3.0 million in work expenditures and by making payments totaling US$1.6 million to the underlying owner over a five-year period. At signing, Auryn paid US$50,000 and upon exercise of the option, the underlying owner will retain 0.5% NSR royalty with an advance annual royalty payment of US$50,000. The next option payment of US$50,000 is due to be paid by the first anniversary of the agreement date.

Aceros Option

On December 13, 2018, the Company entered into a series of agreements with Corporacion Aceros Arequipa S.A. (“Aceros”) to acquire the rights to three key inlier mineral concessions. If the Aceros Option is exercised, a joint venture would be formed in which the Company would hold an 80% interest (Aceros – 20%). The joint venture would combine the 530 hectare Aceros concessions plus 4,600 hectares of Auryn’s Sombrero land position. The Company is required to make a series of option payments totalling US$800,000, which includes the US$140,000 paid upon signing, as well as completing US$5.15 million in work expenditures over a five-year period.

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AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the three months ended March 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.2.3
Peruvian projects (continued)

Figure 3 - Illustrates the main Sombrero project area and the various Copper-Gold Skarn, Porphyry & Epithermal Targets

2019 Exploration

Throughout 2018 and up until the date of this MD&A, the Company has been aggressively conducting surface geochemistry and geophysical surveys across the southern portions of Sombrero Main and in Q1 2019 expanded its surface work into the newly acquired Fierrazo area. Work conducted to date in this area included 3,477 m of continuous channel samples, 813 rock samples, 250 soil samples and over 13,156 XRF samples as well as 87 line-km of IP and 282 line-km of Mag. This work has further indicated that Sombrero is host to a significant copper-gold system which contains porphyry, epithermal and skarn type mineralization.

The Q1 2019 channel sampling completed at Fierrazo has resulted in the extension of the mineralization to a potential 7.5 km target area over the Sombrero Main and Fierrazo areas. This identified contact zone between the Ferrobamba limestone and an intrusive body surrounded by high-grade copper and gold mineralization will continue to be the primary area of focus and the Company is in the process of permitting an initial drill program to further test the observed mineralization at depth. Highlights from the continuous channel sampling at the Fierrazo target include a combined width of mineralization of 232 meters of 0.55% copper equivalent (0.47% copper and 0.13 g/t gold) with a higher-grade internal interval of 40 meters of 1.26% copper equivalent (1.23% copper and 0.05 g/t gold) (full results can be found in the Company’s press releases dated March 12 and April 3, 2019).

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AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the three months ended March 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.2.3
Peruvian projects (continued)

The Company has also had the opportunity to make use of past workings by Aceros including collecting 37 representative grab samples from the waste dumps and ore stock piles left at the formerly producing Fierrazo iron mine (Figure 4). The results of the samples indicate copper and gold mineralization within the hematite-magnetite exoskarn mineralization.  The average values of the samples were 0.91% Cu and 0.36 g/t Au. Complete results of this sampling can be found in the Company’s April 3, 2019 news release. Additionally, the Company has gained access to 988 meters of historical drill core from drilling conducted by Aceros (Figure 5). The sampling of this core by Aceros is considered incomplete as only partial sections of the holes were sampled and were targeting iron skarn mineralization. Auryn is currently logging and sampling the historical drill holes to gain an understanding of the geological controls on copper-gold mineralization at Sombrero. This data will provide an important calibration of the geophysical responses of the Company’s targets, which are currently being permitted for drilling.

Figure 4 - illustrates the copper grades (percentage) from rock samples taken from the waste dumps and ore stock piles from the formerly producing small-scale Fierrazo iron mine.

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AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the three months ended March 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.2.3
Peruvian projects (continued)

Legend
Historical Drill Hole
Sombrero Claim
Channel Sampling Intercept
Marble
Wollastonite
Pyrite Outcrop
Geology
Superficial
Volcanic Cover
Quaternary Cover
Ferrobamba limestone
Sediment
Diorite to Monzodiorite
Texture Obliterated
Rocks Au g/t
2018 2017 Historical
> 2.5
1 - 2.5
0.5 - 1
0.2 - 0.5
0.1 - 0.5
Rocks Cu%
2018 Historical
> 1
0.5 - 1
0.25 - 0.5
0.1 - 0.25
Channel 19SRT-20/21:
232m of 0.55% CuEQ with
0.47% Cu and 0.13 g/t Au
including:
- 40m of 1.26% CuEQ
- 48m of 0.51% CuEQ
Historical Drill Holes
Monzonite porphyry dyke
FE-DDH-01B
FE-DDH-01A
Fierrazo
FE-DDH-02
40m of 1.26% CuEQ
19SRT-20
232m of 0.55% CuEQ
19SRT-21
48m of 0.51% CuEQ
FE-DDH-03B
FE-DDH-03A
FE-DDH-04
FE-DDH-05
FE-DDH-06
Intrusive
Sediment
Legend
Historical Drill Hole
Channel Sampling Cu %
< 0.1%
0.1 - 0.25%
0.25 - 0.5%
0.5 - 1%
> 1%
100 m
Channel 18SRT-08:
60m of 0.29% CuEQ
99m of 0.46% CuEQ
Intrusive
Channel 18SRT-09:
105m of 0.30% CuEQ
Channel 18SRT-17:
6m of 0.63% CuEQ
6m of 0.21% CuEQ
Volcanic cover
Marble
3.5 km target area
Channel 18SRT-18:
16m of 0.53% CuEQ
109m of 0.70% CuEQ*
including:
- 30m of 1.93% CuEQ
- 54m of 0.34% CuEQ
24m of 0.73% CuEQ
Channel 18SRT-16:
64m of 0.27% CuEQ
10m of 0.58% CuEQ
4m of 0.56% CuEQ
66m of 0.28% CuEQ
N
1 km
Ferrobamba limestone
* Refer to news release dated September 26, 2018
Sombrero
Uchuy
Totora
Good Lucky
Nioc
Fierrazo
Sombrero Main

Figure 5 - illustrates the location of the 8 historical drill holes at the Fierrazo target in relation to the surface work Auryn has completed to date.

Peripheral to Sombrero Main, the Company has identified additional copper-gold prospects which warrant significant geological follow-up. The Good Lucky prospect, contained within the Mollecruz concessions, represents an outcropping copper-gold skarn system exposed over 600 meters where sampling has returned up to 5.12 g/t Au and 4.29% Cu. The Company plans to expand its surface program into the Good Lucky target area once a community agreement is obtained and the Company thereby gains access to the land.

See the press releases dated June 19, September 5, September 26, October 15, November 26, 2018 and January 7, March 12, and April 3, 2019 for complete results from the Company’s geophysical and geochemical surface programs at Sombrero.

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AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the three months ended March 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.2.3
Peruvian projects (continued)

Huilacollo

The Huilacollo property is comprised of 2,000 hectares of intense hydrothermal alteration that is consistent with epithermal Au/Ag mineralization over a 4 by 6 km area located in the Tacna province of southern Peru. Historic drilling has resulted in the identification of a continuously mineralized gold/silver zone open in all directions. Contained within this area, there appears to be higher grade mineralization focused along well-defined feeder structures as highlighted by trench intercepts up to 38m at 6.7 g/t Au and drill holes including 34m @ 2.14 g/t. The Company acquired the rights to Huilacollo through an option agreement with a local Peruvian company, Inversiones Sol S.A.C., under which the Company may acquire a 100% interest, subject to an NSR, through a combination of work expenditures and cash payments totaling US$7.0 million and US$8.75 million respectively. As of the date of this MD&A, the Company has spent US$4.5 million at the Huilacollo project and did not satisfy the accumulated work expenditure requirement of US$5.0 million before the May 11, 2019 deadline. Under the terms of the Huilacollo option, the Company instead made a cash payment of US$258,000 equal to 50% of the shortfall at the due date to keep the option in good standing.

Huilacollo Exploration

During 2018 the Company completed its initial drill program, consisting of five holes, at its Huilacollo project in the Tacna Province, Peru. Drilling successfully expanded mineralization to the northwest by 100 meters with drill hole 17-HUI-002 intersecting 62 meters of 0.45 g/t Au (including 22 meters of 0.71g/t Au) oxide mineralization from surface and drill hole 17-HUI-004 intersecting 22 meters of 0.2 g/t Au 100 meters to the southwest from hole 17-HUI-002. Additional drilling would potentially target further extensions of mineralization as well as surface mineralization discovered at the Tacora prospect. The Company is currently determining its future exploration programs for Huilacollo.

 Baños del Indio

The Baños del Indio epithermal property is comprised of 5,000 hectares of well-developed high-level steam heated epithermal style alteration and is considered by Auryn to be one of the largest untested epithermal alteration centers in Peru.  Baños del Indio is held through an option where the Company may acquire a 100% interest, subject to a 3.0% NSR, through a combination of work expenditures and cash payments.

Effective September 4, 2018, the Company declared the existence of a force majeure event under the Baños del Indio option thereby deferring the Company’s obligation to make the September 22, 2018 property payment and any subsequent property payments and work expenditures. Despite the Company acting in good faith in its negotiations with the community, the Company, to date, has been unable to reach an access agreement in order to initiate its exploration program on the Baños properties. The Company continues to work towards the resolution of this matter.

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AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the three months ended March 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.2.4
Homestake Ridge project

The Homestake Ridge project is located in the Skeena mining division in in north-western British Columbia and covers approximately 7,500 hectares. The project is host to a high-grade underground gold, silver, copper, lead resource which remains open at depth and along strike in several zones.

	Tonnage	Gold	Gold	Silver	Silver	Copper	Copper
	(Mt)	(g/t)	(oz)	(g/t)	(Moz)	(%)	(Mlb)
Indicated	0.624	6.25	125,000	47.9	1.0	0.18	2.4
Inferred	7.245	4.00	932,000	90.9	21.2	0.11	16.9

Table 2: Combined Main Homestake, Homestake Silver and South Reef Resources at a 2 g/t AuEq cut-offs. See section 1.2.6 for cautionary language concerning mineral resources and refer to technical report dated September 29, 2017 as amended October 23, 2017 filed under the Company’s SEDAR profile at www.sedar.com.

2019 Exploration Plans

Auryn is in the process of analyzing the results from its 2017 and 2018 exploration campaigns to determine areas for focus for the 2019 exploration and future field seasons. These programs could include the testing of several undrilled high priority targets as well as follow-up on regional geochemical anomalies away from the projects main resource areas.

1.2.5
Qualified persons and technical disclosures

Michael Henrichsen, P. Geo., Chief Operating Officer of Auryn, is the Qualified Person with respect to the technical disclosures in this MD&A.

Channel Sampling 2018/2019 (Sombrero, Peru) - Analytical samples were taken from each 1 meter (channels 18SRT-04 through 18SRT-09) or 2 meter (channels 18SRT-10 – 18SRT-20) interval of channel floor resulting in approximately 2-3kg of rock chips material per sample. Collected samples were sent to ALS Lab in Lima, Peru for preparation and analysis. All samples are assayed using 30g nominal weight fire assay with atomic absorption finish (Au-AA25) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where MS61 results were greater or near 10,000 ppm Cu, Zn or Pb the assays were repeated with ore grade four acid digest method (OG62). QA/QC programs for 2018/2019 channel grab samples using internal standard and blank samples; field and lab duplicates indicate good overall accuracy and precision.

Intervals were calculated using a minimum of a 0.1% Cu cut-off at beginning and end of the interval and allowing for no more than six consecutive meters of less than 0.1% Cu with a minimum length of the resulting composite of 5m. Copper and gold equivalent grades (CuEq and AuEq) were calculated for 2018 using gold price of US$1300/oz and copper price of US$3.28/lb and for 2019 using gold price of US$1300/oz and copper price of US$3.00/lb.

Rocks 2019 (Sombrero, Peru) - Approximately 2-3kg of material was collected for analysis and sent to ALS Lab in Lima, Peru for preparation and analysis. All samples are assayed using 30g nominal weight fire assay with ICP finish (Au-ICP21) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where ICP21 results were > 3 g/t Au the assay was repeated with 30g nominal weight fire assay with gravimetric finish (Au-GRA21). Where MS61 results were greater or near 10000 ppm Cu, 10000ppm Pb or 100ppm Ag the assay was repeated with ore grade four acid digest method (Cu-OG62). QA/QC programs for 2019 rock samples using lab duplicates, standards and blanks indicate good accuracy and precision in a large majority of standards assayed.

14 of 28

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the three months ended March 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.2.5
Qualified persons and technical disclosures (continued)

Cautionary Note to United States Investors concerning Estimates of Measured, Indicated and Inferred Resource Estimates

This disclosure has been prepared in accordance with the requirements of Canadian provincial securities laws which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral resource estimates included in this disclosure have been prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification systems. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and resource estimates disclosed may not be comparable to similar information disclosed by U.S. companies.

In addition, this disclosure uses the terms “measured and indicated resources” and “inferred resources” to comply with the reporting standards in Canada. The Company advises United States investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part of the mineral deposits in these categories will ever be converted into mineral reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are cautioned not to assume that all or any part of the “inferred resources” exist. In accordance with Canadian securities laws, estimates of “inferred resources” cannot form the basis of feasibility or other economic studies. It cannot be assumed that all or any part of “measured and indicated resources” or “inferred resources” will ever be upgraded to a higher category or are economically or legally mineable.

Three Bluffs resource estimations were completed by Roscoe Postle Associates Inc. (“RPA”) (see the Technical Report on the Three Bluffs Project, Nunavut Territory, Canada filed on the SEDAR on May 31, 2017 as amended October 23, 2017). The Homestake Ridge resource estimate was prepared by RPA (see Technical Report on the Homestake Ridge Project, Skeena Mining Division, Northwestern British Columbia, September 29, 2017 as amended October 23, 2017 filed under the Company’s SEDAR profile at www.sedar.com).

Peruvian interests within a special economic zone - Auryn holds certain interests in Peru through Corisur Peru SAC, which controls (among other) certain licenses (including the Huilacollo and Baños del Indio projects) that are located within a special legal zone which runs 50km back from the Peruvian border. As a non-Peruvian company, Auryn’s right to ultimately acquire title over the shares issued by Corisur Peru SAC and to own and/or exploit these licenses requires approval from the Peruvian government. While Auryn is in the process of submitting its applications and does not foresee any legal reason why it would be denied the approval, some risk of denial or delay should be assumed to exist.

15 of 28

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the three months ended March 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.3
Selected annual financial information

	Year ended	Year ended	Yearn ended
	December 31, 2018	December 31, 2017	December 31, 2016
		(Restated1)	(Restated1)
Comprehensive loss for the period	$17,389	$36,578	$20,539
Net loss for the period	$17,674	$36,500	$20,376
Basic and diluted loss per share	$0.21	$0.48	$0.35
Total assets	$43,523	$43,759	$41,747
Total long-term liabilities	$1,891	$1,662	$1,747
1 Restated for change in accounting policy as disclosed in note 4 of the Company’s audited annual consolidated financial statements for the year ended December 31, 2018.

The Company generated no revenues from operations during the above periods.

1.4    Discussion of operations

Three months ended March 31, 2019 and 2018 (Q1 2019 vs. Q1 2018)

During the three months ended March 31, 2019, the Company reported a net loss of $1,926 and loss per share of $0.02 compared to a net loss of $3,397 and loss per share of $0.04 for the same period in 2018. The $1,537 decrease in net loss in the current quarter is driven by a $1,516 decrease in the exploration and evaluation costs. Significant variances within operating expenses and other expenses are discussed as follows:

Operating expenses

(1)
Exploration and evaluation costs in Q1 2019 were $775 compared to $2,291 in Q1 2018, a decrease of
$1,516, driven by the following:

a.
Committee Bay decrease of $735 – During Q1 2019 the Company had minimal expenditures related to the machine learning targeting process whereas in Q1 2018 the Company had started its spring mobilization program. A spring mobilization program was unnecessary in 2019 as the Company has sufficient fuel on site to complete all of its exploration plans for the current year.

b.
Peru decrease of $624 – The decrease in costs relates to the Company’s Q1 2019 work program being focused on surface work at its Sombrero project compared to Q1 2018 when the Company was completing its initial drill program at the Huilacollo project.

Other expenses and income:
(2)
During the three months ended March 31, 2019, the Company recorded other income of $32 related to the amortization of the flow-through share premium liability compared to $156 for the three months ended March 31, 2018. The amortization of the liability is driven by the amount of flow-through eligible Canadian exploration and evaluation expenditures incurred in the period which for the current quarter was $134 compared to $549 for the same period in the previous year.

16 of 28

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the three months ended March 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.4
Discussion of operations (continued)

Summary of Project Costs

During the three months ended March 31, 2019, the Company incurred minimal mineral property acquisition costs and $775 in exploration and evaluation costs on its projects as outlined below:

	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Acquisition costs
Balance as at December 31, 2018	$18,871	$16,060	$4,141	$39,072
Additions	-	-	12	12
Currency translation adjustment	-	-	(70)	(70)
Balance as at March 31, 2019	$18,871	$16,060	$4,083	$39,014

	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Exploration and evaluation costs
Assaying	$7	$8	$14	$29
Camp cost, equipment and field supplies	68	5	72	145
Geological consulting services	-	-	206	206
Permitting, environmental and community costs	6	2	151	159
Expediting and mobilization	-	-	5	5
Salaries and wages	75	26	67	168
Fuel and consumables	-	-	5	5
Aircraft and travel	4	-	10	14
Share based compensation	15	6	23	44
Total for the three months ended March 31, 2019	$175	$47	$553	$775

Future operations and 2019 expenditure forecast

The Company's business objectives for the next twelve to eighteen months will include the advancement of the Company’s Sombrero project through a combination of surface work and drilling, once permits are obtained.  The Company will also continue exploration of the Committee Bay and Homestake Ridge projects and its portfolio of other projects in Peru.

For fiscal 2019, the Company has budgeted expenditures of approximately $11.9 million, of which $8.2 million is budgeted to be spent on its mineral properties to complete its 2019 exploration programs, and is subject to the Company raising additional funds through the issuance of shares or the sale of non-core assets. Approximately $4.0 million is contingent on receiving drill permits at its Sombrero project.

●
At the Sombrero Project in Peru, the Company continues to advance its copper-gold skarn project/porphyry target through surface exploration programs, which include soil sampling, rock sampling, channel sampling and geophysical surveys. The Company has been working in the Sombrero Main and Fierrazo areas and is working towards obtaining permitting so that an initial drill program can be conducted to target the Ferrobamba limestone to intrusive contact zone that has been identified. The Company is also currently working with other surrounding communities in order to gain access to and expand its surface programs to the Nioc, Good Lucky and Totora targets.

17 of 28

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the three months ended March 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.4
Discussion of operations (continued)

Future operations and 2019 expenditure forecast (continued)

●
At the Committee Bay Project, the Company anticipates completing additional surface programs to include till sampling and mapping to follow up on the targets identified through the machine-learning process announced in the news release dated February 19, 2019. The Company has not made a drill decision at this point but a follow-up drill program of up to 10,000 meters may be completed contingent on the on-going targeting work and general market conditions. Additional funding would be required to fund the drilling.

●
At the Homestake Ridge Project the Company anticipates completing additional surface work further developing prospects along the same structural trend as the Homestake Main deposit as well as following up on 2017 stream sediment anomalies and on historic MinFile occurrences. Several drill targets identified in 2017 and 2018 remain untested which may form part of the 2019 or other future programs.

1.5            Summary of quarterly results

Three months ended	Interest income	Net loss	Comprehensive loss	Loss per share
In thousands of Canadian dollars except per share amounts
	$	$	$	$
March 31, 2019	1	1,926	2,000	0.02
December 31, 2018	33	2,351	2,166	0.03
September 30, 2018	31	7,488	7,545	0.08
June 30, 2018	34	4,372	4,281	0.05
March 31, 2018	12	3,463	3,397	0.04
December 31, 20171	38	4,706	4,715	0.06
September 30, 20171	67	18,374	18,422	0.24
June 30, 20171	78	9,348	9,368	0.12

1 Restated for change in accounting policy as disclosed in note 4 of the Company’s audited annual consolidated financial statements for the year ended December 31, 2018.

During the last eight quarters, the Company’s net loss has ranged between $18,374 and $1,926. In the time period reflected, the largest losses have been recorded for the third quarter which is when the Company’s summer drill programs occur at each of its Canadian projects while the losses recorded in the first quarter of each year tend to be relatively low as the Company’s exploration efforts are limited to Peru during these months. Furthermore, the 2017 losses exceeded those in the respective 2018 quarters due to the larger scale programs completed in 2017 while in 2018 the Company completed more focused, smaller-scale programs.

1.6/1.7 Financial position and liquidity and capital resources

	March 31, 2019	December 31, 2018
Cash and restricted cash and cash equivalents	$5,623	$1,768
Mineral property interests	$39,014	$39,072
Current liabilities	$1,270	$1,153
Non-current liabilities	$1,902	$1,891

As at March 31, 2019, the Company had unrestricted cash of $5,508 (December 31, 2018 - $1,653) and working capital (excluding the flow-through premium liability) of $5,671 (December 31, 2018 - $1,777). Current liabilities that are to be settled in cash as at March 31, 2019 include accounts payable and accrued liabilities of $985, which have primarily been incurred in connection with the corporate costs related to keeping the Company’s public listings in good standing.

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AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the three months ended March 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.6/1.7
Financial position and liquidity and capital resources (continued)

During the three months ended March 31, 2019, the Company used net cash of $1,697 in operating activities compared to $2,545 in the prior year period.

Cash used in investing activities during the three months ended March 31, 2019 and 2018 was negligible.

During the three months ended March 31, 2019, the Company generated net proceeds of $5,567 from financing activities through the issuance of common shares compared to $11,297 in the comparable period in 2018.

The Company’s working capital as at March 31, 2019 provides sufficient capital for the Company to meet its immediate liquidity requirements, including its contractual obligations which consist primarily of accounts payable and accrued liabilities and the requirement to spend remaining flow through funds at the Company’s Canadian projects, and to partially fund planned exploration programs on its mineral properties for the year. If market conditions warrant, the Company may raise additional capital to further fund these exploration programs.

March 2019 Private Placement

On March 27, 2019, the Company completed a non-brokered private placement for gross proceeds of $5,255 million. The placement consisted of approximately 3,284,375 common shares priced at CAD$1.60 per Share. The Shares issued under the 2019 Offering are subject to a four-month hold period and were not registered in the United States.

The net proceeds from the 2019 Offering will fund continued surface exploration at its Sombrero copper-gold project located in Ayacucho, Peru and general working capital. Share issue costs related to the 2019 Offering totalled $133, which included $110 in commissions, and $23 in other issuance costs. A reconciliation of the impact of the 2019 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Common shares issued at $1.60 per share3,284,375		$5,255
Cash share issue costs	-	(133)
Proceeds net of share issue costs	3,284,375	$5,122

August 2018 Flow-Through Funding

On August 16, 2018 the Company closed its previously announced non-brokered flow-through private placement for gross proceeds of $7,331. The placement consisted of approximately 2.1 million flow-through common shares priced at CAD$1.60 per flow-through share and approximately 2.2 million charity flow-through shares priced at an average of CAD$ 1.80 per charity flow-through share. Goldcorp Inc. maintained its pro-rata interest in Auryn (approximately 12.4%) by acquiring 490,000 common shares from the purchasers of the charity flow-through shares.

19 of 28

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the three months ended March 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.6/1.7
Financial position and liquidity and capital resources (continued)

Share issue costs related to the August 2018 Offering totalled $400, which included $350 in commissions, and $50 in other issuance costs. The gross proceeds from the August 2018 Offering were also offset by $1,742, an amount related to the flow-through share premium liability. A reconciliation of the impact of the August 2018 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Flow-through shares issued at $1.60 per share2,084,375		$3,335
Flow-through shares issued at $1.75 per share	1,215,000	2,126
Flow-through shares issued at $1.87 per share	1,000,000-	1,870
Cash share issue costs	-	(400)
Proceeds net of share issue costs	4,299,375	6,931
Flow-through share premium liability	-	(1,742)
	4,299,375	$5,189

A summary of the intended use of the gross cash proceeds of $7,331 is presented in the table below. Due to the fact that only flow-through funds were raised in the August 2018 Offering, funds from the March 2018 Offering were used to cover the cash share issuance costs of $400.

	Use of Proceeds: Proposed 12 Month Budget	Intended Use of Proceeds of the August 2018 Offering	Actual activities	Actual Use of Proceeds of the Offering to March 31, 2019	(Over)/under expenditure
Committee Bay & Gibson MacQuoid	Flow-through eligible - 2018 drill and exploration program	$5,461	- 2018 flow through E&E	$5,121	$340
Homestake	Flow-through eligible - 2018 drill and exploration program	1,870	- 2018 flow through E&E	1,174	696
Total		$7,331		$6,295	$1,036
Explanation of variances and the impact of variances on the ability of the Company to achieve its business objectives and milestones.
The Company completed 9,200 meters of drilling at its Committee Bay project, (budgeted 10,000 meters), 3,000 till samples surface program at Gibson MacQuoid (budgeted 3,600) and 2,500 meters of drilling at Homestake Ridge (budgeted 3,000). Minimal funds were expended in Q1 2019 as the Company analyzed its 2018 program data and planned for 2019 programs. Remaining flow-through funds will be used in 2019 programs.

20 of 28

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the three months ended March 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.6/1.7
Financial position and liquidity and capital resources (continued)

March 2018 Offering

On March 23, 2018 the Company closed the March 2018 Offering by issuing a total of 6,015,385 common shares of the Company at a price of US$1.30 per share for gross proceeds of US$7.8 million. The 2018 Offering was completed pursuant to an underwriting agreement dated March 13, 2018 among the Company and Cantor Fitzgerald Canada Corporation and a syndicate of underwriters. The Company paid a 6% commission to the Underwriters.

In addition, the Company completed a concurrent private placement financing involving the sale of 1,091,826 flow-through common shares of the Company (the “March 2018 Flow-Through Shares”) at a price equal to the Canadian dollar equivalent of US$1.82 per share, for gross proceeds of US$2.0 million. The 2018 Flow-Through Shares formed part of a donation arrangement and were ultimately purchased by Goldcorp Inc. (“Goldcorp”) and enabled Goldcorp to maintain its 12.5% interest in the Company. The proceeds from the sale of the 2018 Flow-Through Shares will be used exclusively for exploration on the Company’s Committee Bay project.

A reconciliation of the impact of the March 2018 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Common shares issued at US$1.30 per share	6,015,385	$10,054
Flow-through shares issued at US$1.82 per share	1,091,826	2,561
Cash share issue costs	-	(1,340)
Proceeds net of share issue costs	7,107,211	11,275
Flow-through share premium liability	-	(737)
	7,107,211	$10,538

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AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the three months ended March 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.6/1.7
Financial position and liquidity and capital resources (continued)

A summary of the intended use of the net cash proceeds of $11,280 is presented as follows:

	Use of Proceeds: Proposed 12 Month Budget	Intended Use of Proceeds of the 2018 Offering	Actual activities (March 23, 2018-March 31, 2019)	Actual Use of Proceeds of the Offering to March 31, 2019	(Over)/under expenditure
Committee Bay & Gibson MacQuoid	Flow-through eligible funds - 2018 drill and exploration programs	$2,561	- flow through E&E	$2,561	$0
	Non-flow -through funds - Technical studies, permitting and other non-flow-through eligible exploration costs to be incurred in connection with its 2018 exploration program	1,928	- other E&E
Homestake	Non-flow -through funds - Technical studies, permitting and other non-flow-through eligible exploration costs to be incurred in connection with its 2018 exploration program	1,286	- other E&E	131	1,155
Peru	Non-flow -through funds - Exploration	2,571	- Acquisition costs	1,382	(1,978)
	expenditures in Peru including the continuation of the Company’s drill program at the Huilacollo project and initial surface work at it Sombrero project		- E&E	3,167
Other	General working capital	2,934		3,826	(892)
	Total	$11,280		$11,280	$-
Explanation of variances and the impact of variances on the ability of the Company to achieve its business objectives and milestones.
The financing was completed on March 23, 2018 and as of Q1 2019 the funds have been fully expended since then which included both flow-through funds expended on the 2018 Committee Bay mobilization as well as non-flow through funds spent on mineral property acquisitions and exploration in Peru.

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AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the three months ended March 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.6/1.7
Financial position and liquidity and capital resources (continued)

Exercise of Share Options

During the three months ended March 31, 2019, 835,000 shares were issued as a result of share options being exercised with a weighted average exercise price of approximately $0.53 for gross proceeds of $445. Attributed to these share options, fair value of $426 was transferred from the equity reserves and recorded against share capital.

Other sources of funds

As at March 31, 2019, the other sources of funds potentially available to the Company are through the exercise of outstanding stock options with terms as follows:

Stock options

	Outstanding			Exercisable
Expiry date	Number of options	Exercise price	Remaining contractual life (years)	Number of options	Exercise price	Remaining contractual life (years)
Aug 17, 2020	935,000	$1.30	1.38	935,000	$1.30	1.38
June 21, 2021	2,095,000	2.63	2.22	2,095,000	2.63	2.22
Jan 10, 2022	440,000	3.22	2.78	440,000	3.22	2.78
May 5, 2022	65,000	3.04	3.10	65,000	3.04	3.10
June 20, 2023	795,000	1.42	4.22	496,875	1.42	4.22
June 26, 2023	900,000	1.42	4.24	562,500	1.42	4.24
Feb 7, 2024	210,000	1.36	4.86	52,500	1.36	4.86
	5,440,000	$2.03	2.86	4,646,875	$2.13	2.61

On April 9, 2019, the Company granted 2,845,000 share options to directors, officers, employees and others service providers.

In the future, the Company may have capital requirements in excess of its currently available resources and may be required to seek additional financing. There can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

1.8        Off-balance sheet arrangements

The Company does not utilize off-balance sheet arrangements.

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AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the three months ended March 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.9          Transactions with related parties

All transactions with related parties have occurred in the normal course of operations. All amounts are unsecured, non-interest bearing and have no specific terms of settlement, unless otherwise noted.

	Three months ended March 31,
	2019	2018
Universal Mineral Services Ltd. 1
Exploration and evaluation costs:
Committee Bay and Gibson MacQuoid	$81	$175
Homestake	23	26
Peru	26	27
Fees, salaries and other employee benefits	92	164
Insurance	-	1
Marketing and investor relations	18	1
Office and administration	94	75
Project investigation costs	4	6
Total transactions for the periods	$338	$475

1.
Universal Mineral Services Ltd., (“UMS”) is a private company with certain directors and officers in common. Pursuant to an agreement dated March 30, 2012 and as amended on December 30, 2015, UMS provides geological, financial and transactional advisory services as well as administrative services to the Company on an ongoing, cost recovery basis. Having these services available through UMS, on an as needed basis, allows the Company to maintain a more efficient and cost-effective corporate overhead structure by hiring fewer full time employees and engaging outside professional advisory firms less frequently.

The outstanding balance owing at March 31, 2019 was $298 (December 31, 2018 – $262). In addition, the Company had $150 on deposit with UMS as at March 31, 2019 (December 31, 2018 - $150).

1.10
Subsequent events

See sections 1.2.3 and 1.6/1.7

1.11
Proposed transactions

None

1.12
Critical accounting estimates

The preparation of the financial statements in conformity with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances.

24 of 28

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the three months ended March 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.12
Critical accounting estimates (continued)

Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are:

i.
Provisions

Provisions recognized in the financial statements involve judgments on the occurrence of future events, which could result in a material outlay for the Company. In determining whether an outlay will be material, the Company considers the expected future cash flows based on facts, historical experience and probabilities associated with such future events. Uncertainties exist with respect to estimates made by management and as a result, the actual expenditure may differ from amounts currently reported.

The Company does not have any provisions recorded as at March 31, 2019 and December 31, 2018, other than that related to the reclamation obligations which are discussed below.

ii.
Reclamation obligations

Management assesses its reclamation obligations annually and when circumstances suggest that a material change to the obligations have occurred. Significant estimates and assumptions are made in determining the provision for rehabilitation and site restoration, as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent, the timing and the cost of reclamation activities, regulatory change, cost increases, and changes in discount rates. Those uncertainties may result in actual expenditure differing from the amounts currently provided. The provision at the reporting date represents management’s best estimate of the present value of the future reclamation costs required. Changes to estimated future costs are recognized in the statement of financial position by adjusting the reclamation asset and liability.

iii.
Share-based compensation

The Company determines the fair value of stock options granted using the Black‐Scholes option pricing model. This option pricing model requires the development of market-based subjective inputs, including the risk-free interest rate, expected price volatility and expected life of the option. Changes in these inputs and the underlying assumption used to develop them can materially affect the fair value estimate.

The fair value of the share-based options granted during the three months ended March 31, 2019 were estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

Three months ended March 31, 2019
Risk-free interest rate	1.78%
Expected dividend yield	Nil
Share price volatility	64%
Expected forfeiture rate	0%
Expected life in years	4.52

iv.
Deferred tax assets and liabilities

Management judgment and estimates are required in assessing whether deferred tax assets and deferred tax liabilities are recognized in the consolidated statements of financial position. Judgments are made as to whether future taxable profits will be available in order to recognize deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, and other capital management transactions. These judgments and assumptions are subject to risk and uncertainty and changes in circumstances may alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the consolidated statements of financial position and the benefit of other tax losses and temporary differences not yet recognized. The Company’s deferred tax assets and liabilities were determined using a future income tax rate of 27% in Canada and 29.5% in Peru.

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AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the three months ended March 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.13
Changes in accounting policies including initial adoption

The Company has adopted the following new accounting standards and policies effective January 1, 2019:

Leases

In January 2016, the IASB published a new accounting standard, IFRS 16 - Leases ("IFRS 16") which supersedes IAS 17 - Leases. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset. Control is considered to exist if the customer has the right to obtain substantially all of the economic benefits from the use of an identified asset and the right to direct the use of that asset during the term of the lease. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets.

The Company has made the following elections under IFRS 16:

●
to apply the available exemptions as permitted by IFRS 16 to recognize a lease expense on a straight-line basis for short term leases (lease term of 12 months or less) and low value assets; and

●
to apply the practical expedient whereby leases whose term ends within 12 months of the date of initial application would be accounted for in the same way as short-term leases.

The adoption of IFRS 16 did not have a material impact on the Company’s financial statements. Due to the seasonality of the Company’s exploration programs, its exploration and other contracts are short-term in nature and therefore are exempt from the recognition provisions of IFRS 16.

1.14
Financial instruments and other instruments

As at March 31, 2019, the Company’s financial instruments consist of cash, marketable securities, amounts receivable, deposits, and accounts payables and accrued liabilities. The fair values of these financial instruments, other than the marketable securities, approximate their carrying values due to their short term to maturity. The Company’s marketable securities, which were classified under level 1 of the fair value hierarchy, are measured at fair value using their quoted market price at period end.

The Company’s financial instruments are exposed to certain financial risks including, credit risk, currency risks, liquidity risk, interest rate risk and capital risk. Details of the primary risks that the Company is exposed to are laid out in the notes to the Company’s condensed consolidated interim financial statements. It has been determined that these risks, individually and in aggregate, are not material to the Company as a whole.

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AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the three months ended March 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.15
Other requirements

Capital structure

Authorized: Unlimited number of common shares
Number of common shares issued and outstanding as at May 14, 2019: 94,507,191
Number of common shares issued and outstanding as at March 31, 2019: 94,507,191

Share based options as at May 14, 2019:

	Outstanding			Exercisable
Expiry date	Number of options	Exercise price	Remaining contractual life (years)	Number of options	Exercise price	Remaining contractual life (years)
Aug 17, 2020	935,000	$1.30	1.26	935,000	$1.30	1.26
June 21, 2021	2,095,000	2.63	2.10	2,095,000	2.63	2.10
Jan 10, 2022	440,000	3.22	2.66	440,000	3.22	2.66
May 5, 2022	65,000	3.04	2.98	65,000	3.04	2.98
June 20, 2023	795,000	1.42	4.10	496,875	1.42	4.10
June 26, 2023	900,000	1.42	4.12	562,500	1.42	4.12
Feb 7, 2024	210,000	1.36	4.74	78,750	1.36	4.74
April 9, 2024	2,845,000	1.96	4.91	711,250	1.96	4.91
	8,285,000	$2.00	3.49	5,384,375	$2.11	2.82

There are no share purchase warrants outstanding as at March 31, 2019 and as at May 14, 2019.

Controls and procedures

Disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate DC&P and have concluded that the DC&P the Company have in place are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified.

The Company’s management, with the involvement of the CEO and CFO, performs regular reviews of its DC&P to ensure they are designed and operating effectively. As there are inherent limitations in all control systems, any economically feasible control system can only provide reasonable, not absolute, assurance that the control system will prevent or detect all misstatements due to error or fraud.

Management’s most recent evaluation of the DC&P was conducted for the year ended December 31, 2018 from which management concluded that the Company’s DC&P are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified as of the date of this report.

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AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the three months ended March 31, 2019
(In thousands of Canadian dollars, unless otherwise noted)

1.15
Other requirements (continued)

Internal control over financial reporting

Internal control over financial reporting (“ICFR”) includes those policies and procedures that:

●
pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
●
provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
●
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company assets or incurring liabilities or other obligations that could have a material effect on the consolidated financial statements.

It is management’s responsibility to establish and maintain adequate ICFR to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

As part of its annual evaluation process, management engaged a third party consultant to perform testing over the design and effectiveness of ICFR as at December 31, 2018. This testing was done under the supervision of the CEO and CFO to support management’s evaluation of the key controls based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management concluded that the Company’s ICFR was effective as of that date. There have been no material changes in the DC&P or the ICFR during the three months ended March 31, 2019.

Additional disclosures pertaining to the Company’s management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

On behalf of the Board of Directors,

“Shawn Wallace”
Shawn Wallace
President and Chief Executive Officer
May 14, 2019

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